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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0515 Expires: ..................April 30, 2005 Estimated average burden hours per response...........................43.5
AMENDMENT NO. 6 TO SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 6)
STRATUS SERVICES GROUP, INC. (Name of Subject Company (issuer))
STRATUS SERVICES GROUP, INC. (ISSUER) (Names of Filing Persons (identifying status as offeror, issuer or other person))
SERIES E PREFERRED STOCK (Title of Class of Securities)
(CUSIP Number of Class of Securities)
JOSEPH J. RAYMOND, CHAIRMAN and CHIEF EXECUTIVE OFFICER STRATUS SERVICES GROUP, INC. 500 CRAIG ROAD MANALAPAN, NEW JERSEY 07726 732-866-0300
with copies to:

PHILIP D. FORLENZA, ESQ.
GIORDANO, HALLERAN & CIESLA, P.C.
P.O. BOX 190
MIDDLETOWN, NEW JERSEY 07748
732-741-3900
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 6 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") as initially filed with the Securities and Exchange Commission (the "Commission") on February 13, 2004 by Stratus Services Group, Inc., a Delaware corporation (the "Company"). The Schedule TO relates to the offer (the "Exchange Offer") by the Company to exchange each issued and outstanding share of its Series E Preferred Stock for, at the election of the holder thereof, either (a) 100 shares of the Company's common stock and 200 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock or (b) One share of Series I Preferred Stock and 100 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock (the "Exchange Consideration"), on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(i) hereto.

        The Company has filed Amendment No.5 to its Registration Statement on Form S-4 (Registration No. 333-112814) with the Commission on even date herewith (the "Registration Statement"). The terms and conditions of the Exchange Offer are set forth in the prospectus which is part of the amended Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

Item 1.    SUMMARY TERM SHEET

        Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933. A summary term sheet is set forth on page 1 of the Prospectus.

Item 2.    SUBJECT COMPANY INFORMATION

          (a)   Name and Address:    The information set forth in the Prospectus under the caption "Prospectus Summary—The Company" is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (b)   Securities.    The information set forth in the Prospectus under the caption "Description of Securities" is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (c)   Trading Market and Price.    The information set forth in the Prospectus under the caption "Market for Common Stock" is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON

          (a)   Name and Address:    The information set forth in the Prospectus under the captions "Prospectus Summary—The Company" and "Description of Business" is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 4.    TERMS OF THE TRANSACTION

          (a)   Material Terms.    The information set forth in the Prospectus under the captions "Summary Term Sheet," "Questions and Answers About The Exchange Offer," "Prospectus Summary—The Exchange Offer," "The Exchange Offer" and "Description of Securities" and in the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (b)   Purchase.    Inapplicable.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (e)   Agreements Involving the Subject Company's Securities.    The information set forth in the Prospectus under the captions "Prospectus Summary—The Exchange Offer," "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources," "The Equity Incentive Plans," "Certain Relationships and Related Party Transactions," "Executive Compensation—Option Grants" and "Securities Ownership of Certain Beneficial Owners and Management" is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (a)   Purposes.    The information set forth in the Prospectus under the captions "Questions and Answers About The Exchange Offer" and "Prospectus Summary—The Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (b)   Use of Securities Acquired.    The information set forth in the Prospectus under the caption "The Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (c)   Plans.    Inapplicable.

Item 7.    SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)   Source of Funds.    Inapplicable.

          (b)   Conditions.    Inapplicable.

          (d)   Borrowed Funds.    Inapplicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a)   Securities Ownership.    The information set forth in the Prospectus under the caption "Exchange Offer—Interest of Certain Persons in the Exchange Offer" is incorporated by reference pursuant to General Insturction F to Schedule TO..

          (b)   Securities Transactions.    Inapplicable.

Item 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

          (a)   Solicitations or Recommendations.    The information set forth in the Prospectus under the caption "Prospectus Summary—The Exchange Offer," "The Exchange Offer" and in the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 10.    FINANCIAL STATEMENTS

          (a)   Financial Information.    The information set forth in the Prospectus under the caption "Prospectus Summary—Summary Historical and Pro Forma Financial Information," "Selected Financial Data" and "Financial Statements" is incorporated by reference pursuant to General Instruction F to Schedule TO.

          (b)   Pro Forma Information.    The information set forth in the Prospectus under the caption "Prospectus Summary—Summary Historical and Pro Forma Financial Information" and "Unaudited Pro Forma Financial Statements" is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 11.    ADDITIONAL INFORMATION

          (a)   Agreements, Regulatory Requirements and Legal Proceedings.    Inapplicable.

          (b)   Other Material Information.    The entirety of the Prospectus and the Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

Item 12.    EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)
Prospectus relating to securities of Stratus to be issued in the Exchange Offer (incorporated by reference to Amendment No. 5 to the Company's Registration Statement on Form S-4 (Registration No. 333-112814) filed on even date herewith).
(a)(2)
Form of Letter of Transmittal (included as Appendix A to the Prospectus, which is incorporated by reference to Amendment No. 5 to the Company's Registration Statement on Form S-4 filed on even date herewith).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2004	STRATUS SERVICES GROUP, INC.

	By:	/s/ MICHAEL A. MALTZMAN
	Name:	Michael A. Maltzman
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)
Prospectus relating to securities of Stratus to be issued in the Exchange Offer (incorporated by reference to Amendment No. 5 to the Company's Registration Statement on Form S-4 (Registration No. 333-112814) filed on even date herewith).
(a)(2)
Form of Letter of Transmittal (included as Appendix A to the Prospectus, which is incorporated by reference to Amendment No. 5 to the Company's Registration Statement on Form S-4 filed on even date herewith).

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  Item 1. SUMMARY TERM SHEET
  Item 2. SUBJECT COMPANY INFORMATION
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON
  Item 4. TERMS OF THE TRANSACTION
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  Item 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  Item 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  Item 10. FINANCIAL STATEMENTS
  Item 11. ADDITIONAL INFORMATION
  Item 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX